U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER
                                    33-92894



                                  CUSIP NUMBER
                                   740366 10 9



                    [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                    [X] Form 10-QSB [ ] Form N-SAR For Period
                        Ended: September 30, 1996



                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:



                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRATION INFORMATION


         Full Name of Registrant:  Preferred/telecom, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                      12655 N. Central Expressway, Suite 800
                                                Dallas, Texas 75243
                                            (City, State and Zip Code)


                        PART II--RULES 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X](b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof could not be filed within the prescribed period.

The registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996 ("Form 10-QSB") on November 14, 1996. The registrant is in the process of raising additional funds, the success of which will bear in a material respect on registrant's liquidity and capital resources, and accordingly, will materially affect the presentation of certain information in the Form 10-QSB.





PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

     Mary Merritt, Vice President-Finance          (972)           458-9950
                 (Name)                          (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment IV.


                 [The Rest of this Page is Intentionally Blank]

CORPDAL:57957.2  26287-00001

                             Preferred/telecom, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1996                By:/s/ Mary Merritt
                                          ----------------
                                          Mary Merritt, Vice President-Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                    ATTENTION

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




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                                  ATTACHMENT IV


DURING THE PERIOD ENDING SEPTEMBER 30, 1995, THE COMPANY WAS STILL IN THE DEVELOPMENT STAGE AND HAD SALES OF $14,450 AS COMPARED WITH REVENUES FOR THE PERIOD ENDING SEPTEMBER 30, 1996 OF $478,910. THE COMPANY DID NOT BEGIN ENROLLING CUSTOMERS UNTIL AUGUST, 1995. ACCORDINGLY, COST OF SALES FOR THE PERIOD ENDING SEPTEMBER 30, 1995 WAS $93,851 COMPARED WITH COST OF SALES FOR THE PERIOD ENDING SEPTEMBER 30, 1996 OF $583,896. TOTAL COSTS AND EXPENSES, SALES, MARKETING, ADMINISTRATIVE AND INTEREST EXPENSE FOR THE PERIOD ENDING SEPTEMBER 30, 1995 WERE $848,816 AND $1,457,384 FOR THE PERIOD ENDING SEPTEMBER 30, 1996. NET LOSS FOR THE PERIOD ENDING SEPTEMBER 30, 1995 WAS $928,217 AND $1,562,370 FOR THE PERIOD ENDING SEPTEMBER 30, 1996.

CORPDAL:57957.2  26287-00001